Canadian Unitholders Amend Provident Energy Trust's Residency Requirements

NEWS RELEASE NUMBER 22-03	September 17, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced Canadian unitholders have approved an amendment to its Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.

Provident qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident's board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Senior Manager
Investor Relations and
Communications
Phone (403) 231-6736

Corporate Head Office:	Phone: (403) 296-2233	www.providentenergy.com
700, 112 - 4th Avenue S.W.	Toll Free: 1-800-587-6299	info@providentenergy.com
Calgary, Alberta	Fax: (403) 261-6696
Canada T2P 0H3